

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 26, 2016

Via E-mail
Tarang P. Amin
Chief Executive Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, California 94607

> **Re: e.l.f. Beauty, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 29, 2016**
> **CIK No. 0001600033**

Dear Mr. Amin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide updated financial statements and related information as required by Regulation S-X.

Industry and Market Data, page ii

3. You state that you have not verified any third-party information nor has your data been verified by any independent source, and should not be relied upon in making an investment decision. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.

4. You state here that you commissioned the studies conducted by Calimesa Consulting Partners, LLC and MetrixLab. Please provide consents from these firms.   Refer to Item 601(b)(23) of Regulation S-K. Please also revise to indicate with greater specificity which of these studies you are relying on when you present a given piece of data. For example, it is unclear how you determined that "elfcosmetics.com has the highest revenue, traffic, time spent on-site and units per transaction of any mass cosmetics brand website," as stated on page 3. Similarly, it is not apparent how you determined that the top five U.S. cosmetics companies spent an average of over 20% of their net sales on advertising in the last fiscal year, as stated on page 68, or how you determined that your products receive 18 times more reviews online than the industry average.

Prospectus Summary, page 1

5. Please revise to avoid the use of retail and advertising jargon, such as "productivity," "incremental sales," "repeat rate," "strong trial, high conversion rates," "unaided and aided awareness," and "distribution whitespace."

6. Please revise your prospectus, here and elsewhere, including in your Business section, to provide appropriate context for the information that you present. For example, in your Summary:

    • you refer to your strong "profitability and return on invested capital," on pages 1, 47, and 60. Please indicate the basis for these statements in light of your loss during fiscal 2014 and profits of $4.4 million on $191 million of net sales during fiscal 2015;

    • please provide appropriate context for your statements regarding the behaviors of your "core" as opposed to general customers, including indications of what portion of your sales are to "core" consumers;

    • you repeatedly state that you can launch products in as few as 20 weeks, but other companies can take up to three years to commercialize an idea. Please clarify your average period to launching products versus the average period of your competitors, rather than your shortest possible period to launch and their longest possible period; and

- please clarify what portion of your sales are derived from retail sales and what portion are derived from your website and direct-to-consumer stores.

7. Please revise your filing to provide a reconciliation of your non-GAAP measure, Adjusted EBITDA, to the most directly comparable GAAP measure for the 2012 and 2013 fiscal years. If the financial information for those periods is unaudited, please revise your disclosures to clearly indicate such.

Risk Factors, page 12

We have previously identified a material weakness… page 29

8. We note that you have identified certain material weaknesses in your internal control over financial reporting. Please explain in detail what these material weaknesses relate to and the reasons for each error or misapplication of accounting. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk. In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company´s books and records and its financial statements as a result of the material weaknesses.

Selected Consolidated Financial Data, page 44

9. We note adjustments (e) and (g) in your adjusted EBITDA reconciliation. Please tell us how you determined that costs associated with securing additional distribution space and foreign currency contracts met the criteria to be identified as non-recurring. Please refer to Item 10(e) of Regulation S-K and Question 102.03 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Recent Transactions and Basis of Presentation, page 49

10. Please provide a tabular presentation of your Unaudited Pro Forma Combined 2014 Period that is consistent with Article 11 of Regulation S-X.

Results of Operations, page 50

Comparison of the Successor 2015 Period to the Unaudited Pro Forma Combined Period for the year ended December 31, 2014, page 51

11. We note your disclosure that you believe that a discussion of results of operations for the Predecessor 2014 period and the successor 2014 period on a stand-alone bases is not meaningful; however, your primary discussion should be of the actual results for each

period (i.e. predecessor and successor separately). Please revise your filing so that your discussion of pro forma results is not given greater prominence than actual results.

Net Sales, page 51

12. Please revise your filing to quantify the impact that each individual factor had on your results of operations in the periods you discuss. In this regard, we note that net sales increased significantly due to expanding space allocation within your existing national retailers along with the establishment of new retailer relationships. Please also address whether there were changes in sales through e-commerce and through your e.l.f. stores.

Gross Profit, page 51

13. We note that gross profit increased primarily due to volume and the result of pricing and sales mix changes as well as decreases in cost of goods sold. Please revise your filing to quantify the impact that volume and sales mix changes had on your results of operations.

Quantitative and Qualitative Disclosure About Market Risk, page 58

14. Please discuss your exposure to foreign exchange risk using one of the quantitative disclosure alternatives called for by Item 305(a) of Regulation S-K.

Business, page 60

Our History, page 60

15. On page 61 you discuss your "double-digit same store sales growth" since 2008. Please indicate the average same store sales growth that you have enjoyed and whether this rate of growth was experienced at Target only or at all of your retail partners.

Competitive Landscape, page 65

16. In addition to your current disclosure of what percentage of retail sales you hold, please indicate what percentage of the overall cosmetics market in the US your products represent, regardless of distribution channel.

Market Trends, page 66

17. The charts that you include on page 66 exclusively address the retail distribution channel. Please expand your disclosure here to indicate the total revenue changes for each of the companies that you provide comparisons to in your first chart, as well as the U.S. mass cosmetics industry as a whole, rather than simply sales through the retail distribution channel.

18. Please clarify whether your charts here are specific to the mass cosmetics industry or the cosmetics industry as a whole, including prestige cosmetics. Similarly, please revise your disclosure on page 68 regarding the amount spent on advertising as a percent of net sales by the top five American cosmetics companies to indicate what metric was used to determine that these companies are the top five, and whether they are mass or prestige cosmetics companies.

19. Please indicate the source of the second chart on page 67, and please advise whether you commissioned this study for use in this prospectus. Please also indicate the source of the chart on page 74.

National Retailers, page 73

20. Please indicate whether the "e.l.f. consumer" that you refer to here as shopping for cosmetics 8 more times a year and spends 45% more per month than an average consumer is your average customer, or your "core" customer, as defined. As you are presenting this information with regard to your appeal to national retailers, please clarify whether the phrase "shops the category" means that these consumers go to a retailer specifically or indicates that the consumer engages in any form of shopping for cosmetics, such as visiting a website.

Research and Development, page 78

21. You state on page 53 that one of your primary working capital requirements is product development. If material, please disclose the amount spent on research and development over the last three years. Please refer to Item 101(c)(1)(xi) of Regulation S-K.

Trademarks and Other Intellectual Property, page 79

22. Please indicate the durations of the trademarks that you discuss here. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Board Composition Arrangements, page 86

23. Please describe how your Stockholder Agreement will be amended in connection with the consummation of this offering.

Executive Compensation, page 89

Bonuses, page 91

24. Please indicate the nature of the financial goals that were achieved to provide a payout of 200% of target under your non-equity incentive plan during 2015. Please refer to Item 402(o)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 102

Management Services Agreement, page 102

25. Please indicate the amount that you anticipate paying under this agreement upon consummation of the offering. Please see Item 404(a)(3) of Regulation S-K.

Principal and Selling Stockholders, page 104

26. Please revise to include the information called for by Item 507 of Regulation S-K.

27. Please revise to indicate beneficial ownership as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Description of Certain Indebtedness, page 111

28. Please disclose how excess cash flow is defined under each of your credit facilities, and the leverage ratios that would allow you to retain greater portions of your excess cash flow.

29. It appears that both your senior and second lien facilities are entitled to 100% of the net cash proceeds from the sale of non-ordinary course assets that are not timely reinvested. Please clarify the terms of the intercreditor agreement that controls these payments.

Certain Covenants and Events of Default, page 112

30. We note your disclosure on page 113 that you "believe you were in compliance with the maintenance covenants in the Senior Secured Credit Facility as of December 31, 2015." Please revise your disclosure to affirmatively state whether or not you were in compliance with such covenants.

Segment Reporting, page F-10

31. Please modify your document to include product line disclosures or explain to us how you considered ASC 280-10-50-40 in determining not to disclose revenues for groups of similar products. We note earlier disclosures in your filing which indicate that you have various product offerings such as face makeup, eye makeup, lip products, nail products and color cosmetics sets/kits.

Exhibit Index

32. Exhibits 10.1, 10.3, and 10.5 have been uploaded as images rather than text searchable documents. Please amend your filing to make sure all exhibits are submitted in a text

searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

You may contact Melinda Hooker at (202)551-3732 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Tad J. Freese (*via e-mail*)
        Latham & Watkins LLP